恒生銀行
HANG SENG BANK

開拓. 超越. Exceed. Excel.

RECEIVED
2004 NOV 15 A 9:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: HOS CSE 040907
Your Ref: File No. 82-1747

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
USA

8 November 2004

04046140

SUPPL

Attention: Ms Janette M Aalbregtse

Dear Sirs

AMERICAN DEPOSITARY RECEIPTS

I am pleased to advise that the Directors today declared a Third Interim Dividend for the year ending 31 December 2004.

A copy of the relevant press release issued today is enclosed for your information.

Yours faithfully

K W Ma
Assistant General Manager
and Company Secretary

PROCESSED
NOV 16 2004
THOMSON
FINANCIAL

Encl

恒生銀行有限公司 Hang Seng Bank Limited
香港中環德輔道中83號 83 Des Voeux Road Central Hong Kong
電話 Tel (852) 2198 1111 圖文傳真 Fax (852) 2868 4047

Hang Seng 恒生 e-Banking

Press Release

8 November 2004

HANG SENG ANNOUNCES THIRD INTERIM DIVIDEND FOR 2004

The Board of Directors of Hang Seng Bank today declared a third interim dividend of HK$1.10 per share in respect of the year ending 31 December 2004.

The third interim dividend will be payable on Wednesday, 5 January 2005, to shareholders on the Register of Shareholders as at Friday, 17 December 2004.

The results for the year to 31 December 2004 will be announced on Monday, 28 February 2005. It is intended that any fourth interim dividend for 2004 that is announced on that date would be payable on Thursday, 24 March 2005 to shareholders on the Register on Wednesday, 16 March 2005.

The Register of Shareholders of the Bank will be closed for one day on Friday, 17 December 2004, during which no transfer of shares can be registered. To qualify for the third interim dividend for 2004, all transfers, accompanied by the relevant share certificates, must be lodged for registration not later than 4:00 pm on Thursday, 16 December 2004, with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

Founded in 1933, Hang Seng Bank is a principal member of the HSBC Group and the second largest listed bank in Hong Kong in terms of market capitalisation. It operates 160 branches and automated banking centres in Hong Kong; a branch in Macau; and a network of five branches (in Shanghai, Guangzhou, Shenzhen, Fuzhou and Nanjing), two sub-branches (in Shanghai) and two representative offices (in Beijing and Xiamen) in mainland China. The Bank also has a representative office in Taipei.

With consolidated assets of HK$503.9 billion as at 30 June 2004, the Bank reported a profit attributable to shareholders of HK$6.24 billion for the first six months of 2004, and HK$9.54 billion in 2003. For further information on Hang Seng, please visit the Bank's website at www.hangseng.com.

Media enquiries to:

Cecilia Ko (852) 2198-4227

#End#

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